Mail Stop 4561

May 31, 2006

Mr. Neil Pursell
Chief Financial Officer and Director
Tricell, Inc.
6 Howard Place
Stoke-on-Trent, Staffordshire   ST1 4NQ
United Kingdom

>   **Re: Tricell, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed April 18, 2006**
>   **File No. 000-50036**

Dear Mr. Pursell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 1 – Business

Discount Intranet Supply Channel Limited, page 5

1.   We note that you announced in October 2004 that you acquired D-ISC for a
        purchase price of $250,000 in cash and $14,750,000 in shares of your company.
        We note that you issued 29,500,000 shares in connection with this acquisition, but
        have not delivered the $250,000 in cash. Furthermore, we note that you are still
        in the process of rescinding the acquisition and that your decision to pursue
        rescission stems from D-ISC's poor revenues and high expenses. Please provide
        us with more details regarding this acquisition and the proposed rescission. It
        appears that the former owners of D-ISC have not accepted your offer to rescind.
        In this regard, please tell us why you have not consolidated D-ISC in your
        financial statements or presented the shares issued in connection with this
        acquisition as issued and outstanding. In your response, please tell us if a written
        agreement exists that transferred control of the acquired entity, D-ISC, to your
        company.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies, page 16

2.   Please revise to include revenue recognition as a critical accounting policy.
        Within your disclosure discuss the effect on your statement of operations if you
        were required to record your revenues on a net basis rather than a gross basis.

Results of Operations, page 18

3.   Please revise to provide a more robust explanation of the changes in revenues and
        expenses for all years presented in your income statement. Please discuss the
        components of the changes and what caused the increases or decreases.
        Additionally, please discuss your expectations for the future. Please refer to SEC
        Release No. 33-8350.

4.   Please revise to provide a discussion of your results of operations for the 2004 and
        2003 fiscal years.

Liquidity and Capital Resources, page 18

5.   We note that the Liquidity and Capital Resources discussion is, in part, a
        recitation of your cash flow in narrative form. In accordance with Item 303 of
        Regulation S-K, please revise to discuss those items which management
        specifically believes may be indicators of the company's liquidity condition in
        both the short term and long term. In addition, please refer to FR-72 for further
        guidance and consider explaining the primary sources and uses of cash and
        material changes in specific items underlying the major captions reported in the
        financial statements.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statements of Stockholders' Equity, page F-5

6.   Please revise to present the changes in stockholders' equity for each period for
        which an income statement is presented in accordance with Article 3-04 of
        Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page F-9

7.   Please tell us how you determined that your accounts receivable are fully
        collectible as it appears that you recorded approximately $5.5 million in bad debt
        expense during 2004. Also, tell us why you have not included Schedule II –
        Valuation and Qualifying Accounts. See Rule 5-04 of Regulation S-X.

Revenue Recognition, page F-10

8.   In your disclosure you indicate that revenue is recognized under the gross method
        in accordance with EITF 99-19. Please provide us with a detailed EITF 99-19
        analysis on how you determined that recording revenues gross versus net is
        appropriate. In your response tell us how you fund the purchases of the cell
        phones as you appear to have minimal cash available. Also, explain to us why
        you have no inventory recorded. Finally, provide us with a narrative of an
        example of how a typical transaction occurs from start to finish. You indicate that
        the cell phones are being sold in underdeveloped markets. Please identify some
        of these customers. It appears that you maybe an agent in these transactions.

Note 3 – Acquisitions

Acquisition of Ace Telecom Limited and Subsidiary, page F-13

9.   You disclose that the purchase agreement for ACE calls for the issuance of
        2,000,000 additional shares to be issued to the former directors of ACE if certain
        goals are met. You also disclose that if the shares are issued at the resolution of
        the contingency, you will record the transaction as an additional element of the
        cost of the acquired assets which would result in an increase to goodwill. Please
        provide us with more details regarding this agreement to include when the
        contingency will be resolved, the basis for the amount of the contingency, and
        whether or not the former directors of ACE are required to forfeit their rights to
        the additional consideration if their employment with your company terminates.
        Additionally, please tell us what consideration you gave to EITF 95-8 when
        determining how you will account for the additional stock consideration, if issued.

Note 15 – Quarterly Financial Data (Unaudited), page F-21

10.   In future filings including any amendments, please include gross profit in your
        quarterly financial data disclosure as required by (A)(1) of Item 302 of Regulation
        S-K.

Form 10-Q for the quarter ended March 31, 2006

Item 1 – Financial Statements

Consolidated Balance Sheets, page F-1

11.   We note that you have a VAT receivable on your books as of March 31, 2006 in
        an amount of $5.7 million. We also note on page 6 of your 2005 10-K that Ace
        and Tricell Distribution engaged in trading operations prior to the revised VAT
        law, and thus Customs still retains some power to reject VAT refunds from these
        entities. In this regard, please advise us on the collectiblity of this receivable.

Note 8 – Bankruptcy Proceedings, page F-7

12.   We note that you disposed of two of your wholly owned subsidiaries on January
        27, 2006 by means of a creditors' voluntary liquidation and recognized a gain of
        $3,621,000 from the write-off of the net liabilities of the subsidiaries. It appears
        that these subsidiaries were components as defined by paragraph 41 of SFAS 144.
        In this regard, please tell us what consideration you gave to reporting the gain
        from disposal in discontinued operations on your income statement.

<u>Form 8-K filed July 7, 2005</u>

13.   We note that you acquired ACE Telecom Limited and its wholly owned
        subsidiary, ACE Telecom Trading Limited on June 30, 2005. Please tell us why
        you did not provide Rule 3-05 financial statements. See Rule 3-05 of Regulation
        S-X.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief